Primary Business Name: UBS SECURITIES LLC　　　　　　　　　　　　　**BD Number: 7654**

BD - AMENDMENT

03/04/2024


BD - DIRECT OWNERS/EXECUTIVE OFFICERS


Are there any indirect owners of the *applicant* required to be reported on Schedule B?
◉ Yes　○ No

Ownership Codes:	**NA**	**- less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A	**- 5% but less than 10%**	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
DIMARCO, PATRICK M	I	CHIEF COMPLIANCE OFFICER	09/2023	NA	N	N	4549136
HAZELWOOD, TRICIA	I	PRESIDENT AND CHAIR OF THE BOARD	02/2024	NA	Y	N	4232035
LOFTUS, MICHAEL L	I	MANAGING ATTORNEY, INVESTMENT BANKING & CAPITAL MARKETS	02/2018	NA	N	N	4176467
MATTONE, RALPH MICHAEL	I	PRINCIPAL FINANCIAL OFFICER	12/2016	NA	Y	N	1840894
NIETO, CALLUM	I	PRINCIPAL OPERATIONS OFFICER	01/2023	NA	N	N	6765482
UBS AMERICAS INC	DE	MEMBER, VOTING	10/2003	D	Y	N	06-1595848
VAN TASSEL, JAMES C	I	MANAGING DIRECTOR, US EQUITIES RESEARCH	06/2017	NA	Y	N	2558212